

April 14, 2020

Gareth Genner
Chief Executive Officer
T Stamp Inc.
75 5th St NW, Suite 2290
Atlanta GA, 30308

> **Re: T Stamp Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed April 8, 2020**
> **File No. 024-11176**

Dear Mr. Genner:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 24, 2020 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Dilution, page 12

1. We note your revised disclosures in response to prior comment 1. Please address the following:
   - Remove the second dilution table as this does not represent the consummation of events or transactions that are either factually supportable or directly attributable to this offering.
   - Revise the pro forma capitalization table to also include the dollar amount of outstanding debt and stockholder's equity as of the most recent balance sheet date along with the related pro forma adjustments at the various raise levels.

Gareth Genner
T Stamp Inc.
April 14, 2020
Page 2

       You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.

                                                   Sincerely,

                                                   Division of Corporation Finance
                                                   Office of Technology

cc: Andrew Stephenson